RELIANCE Communications
Anil Dhirubhai Ambani Group



10016481

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Exemption File No. 82 – 35005

20th October, 2010

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per the requirements of the Listing Agreement.

(1) Letter dated 14th October, 2010 along with Corporate Governance Report for the quarter ended 30th September, 2010.

(2) Letter dated 20th October, 2010 alongwith Shareholding pattern for the quarter ended 30th September, 2010.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Yours Faithfully,
For **Reliance Communications Limited**



Hasit Shukla
President and Company Secretary

Encl: As above.

10/26

Exe. File No. 82-35005

RELIANCE Communications

Anil Dhirubhai Ambani Group

RECEIVED
2010 OCT 25 P 2:47

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rcom.co.in

Ref: SE/CC/03/2010-11

October 14, 2010

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Ccompliance Report on Corporate Governance for the quarter ended 30th September, 2010.**

Pursuant to Clause 49 of the Listing Agreement, we herewith submit a Compliance Report on Corporate Governance for the quarter ended 30th September, 2010.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

You are requested kindly take the same on your record.

Thanking You.

Yours faithfully
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl: As above.

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Communications Limited**

Quarter ending on: 30th September, 2010.

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	YES	


Reliance Communications Limited

RELIANCE Communications
Anil Dhirubhai Ambani Group

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	
VI. Report on Corporate Governance	49 (VI)	YES	
VII. Compliance	49 (VII)	YES	

For **Reliance Communications Limited**



Hasit Shukla
President and Company Secretary


Reliance Communications Limited

Date: 14.10.2010.

Rule 12g3-2(b) File No. 82-35005

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710.

Tel. : +91 22 3038 6286
Fax : +91 22 3037 6622
www.rcom.co.in

Ref: SE/35/003/2010-11

October 20, 2010.

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Shareholding Pattern for the quarter ended 30th September, 2010.**

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 30th September, 2010.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited



Hasit Shukla
President and Company Secretary

Encl: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: **RELIANCE COMMUNICATIONS LIMITED**

Scrip Code : BSE - 532712 NSE – RCOM

Class of Security :- Equity

Quarter ended : 30th September, 2010

Category Code (I)	Category of Shareholder (II)	No of Share holders (III)	Total No of Shares (IV)	Number of shares held in dematerilised Form (V)	Total Shareholding as percentage of total number of shares		Shares Pledged or otherwise encumbered	
					As a percentage of (A+B) (VI)	As a percentage of (A+B+C) (VII)	No of Shares (VIII)	As a percentage (IX)= VIII/IV*100)
(A)	**Promoter and Promoter Group**							
(1)	**Indian**							
(a)	Individuals/Hindu Undivided Family	11	9845089	9844989	0.48	0.48	0	0.00
(b)	Central Government/State Government(s)	0	0	0	0.00	0.00	0	0.00
(c)	Bodies Corporate	33	1369605971	1369584468	66.74	66.36	0	0.00
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00	0	0.00
(e)	Any Other (Specify)	1	18279000	18279000	0.89	0.89	0	0.00
	Sub -Total (A)(1)	**45**	**1397730060**	**1397708457**	**68.11**	**67.72**	**0**	**0.00**
(2)	**Foreign**							
(a)	Individuals(Non-Resident Individuals/ Foreign Individuals)	0	0	0	0.00	0.00	0	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00	0	0.00
(c)	Institutions	0	0	0	0.00	0.00	0	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**	**0**	**0.00**
	Total Shareholding of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**45**	**1397730060**	**1397708457**	**68.11**	**67.72**	**0**	**0.00**
(B)	**Public Shareholding**							
(1)	**Institutions**						N/A	N/A
(a)	Mutual Funds /UTI	236	199 75 281	19548416	0.97	0.97	0	0.00
(b)	Financial Institutions/Banks	393	5407793	5285705	0.26	0.26	0	0.00
(c)	Central Government/State Governments	62	985735	62556	0.05	0.05	0	0.00
(d)	Venture Capital Funds	0	0	0	0.00	0.00	0	0.00
(e)	Insurance Companies	29	164424680	164418601	8.01	7.97	0	0.00
(f)	Foreign Institutional Investors	518	173809083	173686323	8.47	8.42	0	0.00
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00	0	0.00
(h)	Any Other (Specify)	0	0	0	0.00	0.00	0	0.00
	Sub -Total (B)(1)	**1238**	**3646 02 572**	**363001601**	**17.77**	**17.66**		**0.00**



(2)	**Non-Institutions**						N/A	N/A
(a)	Bodies Corporate	8818	46029149	45360065	2.24	2.23	0	0.00
(b)	i. Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	2084564	211972465	168040421	10.33	10.27	0	0.00
	ii. Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	167	17263799	16720663	0.84	0.84	0	0.00
(c)	Any Other (Specify)	0	0	0	0.00	0.00	N/A	N/A
1	NRIs/OCBs	20802	14418604	10692442	0.70	0.70	0	0.00
	Sub -Total (B)(2)	**2114351**	**289684017**	**240813591**	**14.12**	**14.03**	**0**	**0.00**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2115589**	**6542 86 589**	**603815192**	**31.89**	**31.70**	**0**	**0.00**
	TOTAL (A) +(B)	**2115634**	**20520 16 649**	**2001523649**	**100.00**	**99.42**	**0**	**0.00**
(C)	**Shares held by Custodians and against which Depository Receipts have been Issued**	**1**	**12010232**	**12010232**	**0.00**	**0.58**	**0**	0.00
	GRAND TOTAL (A)+(B)+(C)	**2115635**	**20640 26 881**	**2013533881**	**100.00**	**100.00**	**0**	**0.00**

(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No (I)	Name of the shareholder (II)	Total shares held		Shares Pledged or otherwise encumbered		
		No. of shares (III)	As a % of Grand total (A)+(B) +(C) (IV)	Number (V)	As a % (VI)=(V)/(III)*100	As a % of grand total (A)+(B) +(C) of Sub-clause (I)(a) (VII)
1	AAA Communication Private Limited	808110172	39.15	0	0.00	0.00
2	AAA Industries Private Limited	250000000	12.11	0	0.00	0.00
3	ADA Enterprises and Ventures Private Limited	250000000	12.11	0	0.00	0.00
4	Hansdhwani Trading Company Pvt. Ltd	3000040	0.15	0	0.00	0.00
5	Shri Jaianmol A. Ambani	1669759	0.08	0	0.00	0.00
6	Mast Jaianshul A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	100	0.00	0	0.00	0.00
7	Reliance ADA Group Trustees Private Limited - Trustees of RCOM ESOS Trust	18279000	0.89	0	0.00	0.00
8	Reliance Capital Limited	8441758	0.41	0	0.00	0.00
9	Reliance Innoventures Private Limited	11529001	0.56	0	0.00	0.00
10	Shri Anil D. Ambani	1859171	0.09	0	0.00	0.00
11	Smt. Kokila D. Ambani	4665227	0.23	0	0.00	0.00
12	Smt. Tina A. Ambani	1650832	0.08	0	0.00	0.00
13	Solaris Information Technologies Private Limited	15850000	0.77	0	0.00	0.00
14	Sonata Investments Limited	22675000	1.10	0	0.00	0.00
	TOTAL	**1397730060**	**67.72**	**0**	**0.00**	**0.00**



Reliance Communicatio

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr. No.	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	149803497	7.26
	TOTAL	149803497	7.26

I(d) **Statement showing details of locked -in shares**

Sr. No.	Name of the shareholder	Category of shareholders (Promoters/ Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil	Nil	Nil	
	Total			

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr. No.	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	12010232	12010232	0.58
	TOTAL	12010232	12010232	0.58

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr. No.	Name of the DR Holder	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil			

III(a) **Statement showing the voting pattern of Shareholders, if more than one class of shares / securities is issued by the issuer.**

	Not applicable


Reliance Communications Limited